Filed by Brocade Communications Systems, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: McData Corporation
Commission File No.: 000-31257
To: All Brocade Employees
Email Title: Brocade to acquire McData
From: Michael Klayko to Employees
Target Time: 8:00am PT, August 8, 2006
Re: Brocade to acquire McData
For Internal Brocade Distribution Only
Employees,
I am very excited to let you know that today Brocade and McData entered into a definitive agreement under which Brocade will acquire McData in an all stock transaction.
By acquiring McData, we create a company with enhanced abilities to meet ever-evolving customer needs, with a compelling product and service breadth that positions us well as the next-generation data center evolves.
We have been operating with a strong vision of the future, and this transaction allows us the opportunity to accelerate our development in support of this vision for our customers. In addition, this announcement will provide our joint customers excellent investment protection plans as they roll out next generation technologies and solutions.
We are building a strong base of strategic partners and market relationships, and are committed to continuous enhancement of our OEM and partner relationships. Partners will benefit from streamlined operation and qualification processes, more robust go to market programs, a faster pace of innovation, and higher levels of support and service to drive greater customer satisfaction.
Note that until the transaction formally closes, we will need to operate as separate, independent companies. There will be NO immediate changes to our business and we must continue to compete and win in the market like we always have — in other words, it’s “business as usual”.
All Hands — 11:00-12:00pm PT Double Tree, Siskiyou and Cascade Rooms
We are having an All Hands company meeting at 11:00am PT where we will discuss the announcement in more detail as well as outline the legal process and ramifications associated with this type of transaction. Details to participate in the meeting will be sent shortly in a follow up meeting maker. Tyler Wall, VP General Counsel will also be sending out an email providing you with some legal guidelines — it’s important that you take the time to review those guidelines.
Additional Information
To access the link for a replay of the analyst conference call that took place this morning at 5:00am PT, click here or visit our Investor Relations page. Additional details and Q&A will be posted on the intranet. Should you have any questions, please contact your functional VP. In addition, aquisition@brocade.com will be available by the end of the day today for you to submit any acquisition related questions.
Your support is needed to ensure our suppliers, partners and customers are confident in our commitment to their success. This is an exciting time in our industry and for Brocade and I am relying on all Brocadians to continue our successful momentum.
Mike
Employee Meeting Maker
Email Title: Brocade to acquire McData
Sent from: Michael Klayko to Employees
Target Time: 8:15am PT after CEO Email
Brocade Employee All-Hands
Date and time: Aug-8-2006 11:00 AM Pacific Time
San Jose Area Employees:
DoubleTree Hotel, Siskiyou and Cascade Rooms
Remote Employees Dial-in Information:
Show number: 306088
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Show Registration/Joining a Show
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Click on the link below to register and/or join the show at the designated show time:
http://invite.mshow.com/findshow.aspx?usertype=0&cobrand=100&shownumber=306088
Audio Conference Number(s):
  If you are in (US/Canada) call: 800-441-9578.
    The conference id is: 4245293
International Toll Free Numbers:
  If you are in (International) call: 706-643-3684.
    The conference id is: 4245293
  If you are in (Australia) call: 1800002092.
  If you are in (Austria) call: 0800281475.
  If you are in (Belgium) call: 080074215.
  If you are in (Brocade) call: 0-800-891-6189.
  If you are in (China — North) call: 10-800-713-0755.

  If you are in (China — South) call: 10-800-130-0724.
  If you are in (Denmark) call: 80884284.
  If you are in (France) call: 0800900053.
  If you are in (Germany) call: 08001815287.
  If you are in (Hong Kong) call: 800901700.
  If you are in (Italy) call: 800783240.
  If you are in (Japan) call: 00531160205.
  If you are in (Korea — South) call: 00308140327.
  If you are in (McData) call: 001866-385-9625.
  If you are in (Netherlands) call: 08000224103.
  If you are in (Singapore) call: 8001011350.
  If you are in (South Africa) call: 0800994050.
  If you are in (Spain) call: 900971520.
  If you are in (Switzerland) call: 0800835819.
  If you are in (Thailand) call: 001800-13-201-7860.
  If you are in (United Kingdom) call: 08009174860.
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Additional Notes
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If you have any questions, please contact Customer Support:
In North America, call 1 888 865 7469
In Europe, call +44 (0) 1452 556 226
In Australia, call 1800 766 770
In Hong Kong, call +61 2 8273 9997
In Singapore, call 1800 616 3051
All other locations, call +1 706 643 3559 Online Help: http://help.mshow.com/

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC
Brocade plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and Brocade and McData plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Brocade, McData, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Brocade and McData through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from Brocade by contacting Investor Relations at (408) 333-5767 or investor-relations@brocade.com or from McData by contacting Investor Relations (408) 567-5815 or investor_relations@mcdata.com.
Brocade and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McData in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Brocade’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about February 24, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from Brocade by contacting Brocade at Investor Relations at (408) 333-5767 or investor-relations@brocade.com.
McData and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McData in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in McData’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about June 9, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from McData by contacting McData at Investor Relations (408) 567-5815 or investor_relations@mcdata.com.